Mail Stop 0308

July 12, 2005

W. David Walters
Senior Vice President and Chief Financial Officer
Glacier Water Services, Inc.
1385 Park Center Drive
Vista, CA 92081

     Re: Glacier Water Services, Inc.
  Form 10-K for the Fiscal Year Ended January 2, 2005
  Form 10-Q for the Fiscal Quarter Ended April 3, 2005
  File No. 1-11012

Dear Mr. Walters:

 We have reviewed your response dated July 1, 2005 to our
Comment letter dated June 20, 2005. We have completed our review of
your Form 10-K and related filings and have no further comments at this
time.

Sincerely,

Michael Moran
Branch Chief

Form 10-K
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

DIVISION OF CORPORATION FINANCE